April 1, 2021

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street NE Washington, D.C. 20549

Attn: Christina Chalk, Senior Special Counsel

Re:	Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-4

Filed February 22, 2021

File No. 333-253365

Dear Ms. Chalk:

On behalf of our clients, Brookfield Infrastructure Corporation, a corporation existing under the laws of the Province of British Columbia, Canada (“BIPC”), and Brookfield Infrastructure Partners L.P., a Bermuda limited partnership (“BIP” and together with BIPC, the “Companies”), we are writing to submit the Companies’ responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form F-4 submitted on February 22, 2021 (the “Registration Statement”), contained in the Staff’s letter dated March 10, 2021 (the “Comment Letter”).

The Companies are filing via EDGAR Amendment No.1 to the Registration Statement (the “Amended Registration Statement”), which reflects the Companies’ responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Companies’ response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Form F-4 filed on February 22, 2021

Cover Page

1.

Refer to the following language in the legend on the cover page of the prospectus: “The information contained in this prospectus/offer to exchange is not complete…” This language is inappropriate, since you have chosen to commence this offer upon filing of your registration, as permitted by Rule 162. Please revise. Refer to Section E, Q&A No. 2 in the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001) available on our website at www.sec.gov for an example of how the “red herring” legend should be modified in an exchange offer that commences early under Rule 162.

United States Securities and Exchange Commission

April 1, 2021

Response: The Companies will omit the referenced language and revise the “red herring” legend appearing on the cover page of the prospectus, which will read as follows (bolded double strikethrough language will be deleted):

“The information contained in this prospectus/offer to exchange ~~is not complete and~~ may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus/offer to exchange is not an offer to sell these securities, and no person is soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.”

General

2.

In order to rely on Rule 162 to commence this exchange offer early, you must provide withdrawal rights to the same extent as would be required if this Offer were subject to the requirements of Regulation 14D. See Rule 162(a)(2). This includes the requirement to provide “back-end” withdrawal rights 60 days after commencement of the offer, pursuant to Section 14(d)(5) of the Exchange Act. See footnote 281 on page 88 of Exchange Act Release 58597 (2008) (expanding the availability of “early commencement” for exchange offers not subject to Regulation 14D with certain conditions). Rule 162(a)(2) also requires you to disseminate notice of material changes and keep the offer open for certain minimum periods after such notice (with withdrawal rights). Given these requirements for an early commencement offer, we are unclear how you can include multiple “take-up dates” on which you would purchase tendered Common Shares while the Offer remains open. Please revise or advise.

Response: The Companies will revise the prospectus to comply with the requirement to provide “back-end” withdrawal rights 60 days after the commencement of the offer pursuant to Section 14(d)(5) of the Exchange Act and to comply with the requirement to keep the offer open for certain minimum periods after a notice of material changes is disseminated (with withdrawal rights) pursuant to Rule 162(a)(2), which will read as follows on pages 4-6, 12, 22, 32, 33 and 35 (bolded and underlined language will be added and bolded double strikethrough language will be deleted):

“How long do I have to decide whether to tender into the Offer and can that time be accelerated?

The Offer is open for acceptance until the Expiry Time, which is 5:00 p.m. (Mountain Standard Time) on June 7, 2021, unless we extend, accelerate or withdraw the Offer in accordance with its terms. We will not amend the Offer to cause the Expiry Time to occur earlier than the later of 35 days or 20 U.S. Business Days (as defined in Rule 14d-1(g)(3) under the Exchange Act) following the date of the Offer. If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived such that we take up the Common Shares deposited under the Offer, we will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than 10 days after the date of such announcement. See Section 5 of this prospectus/offer to exchange, “Extension, Variation or Change in the Offer”.

United States Securities and Exchange Commission

April 1, 2021

The initial deposit period (as defined herein) under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days (or 20 U.S. Business Days, whichever is the later) from the date of the Offer: (i) if IPL issues a deposit period news release (as defined herein) in respect of either the Offer or another offeror’s take-over bid that stipulates a deposit period of less than 105 days, we may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; or (ii) if IPL issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction (as defined herein), we may vary the terms of the Offer to shorten the initial deposit period to at least 35 days (or 20 U.S. Business Days, whichever is the later) from the date of the Offer. ~~In either case, we~~ We may vary the terms of the Offer by shortening the initial deposit period to a shorter period consistent with applicable Law.”

““deposit period news release” means a news release issued by IPL in respect of a proposed or commenced take-over bid for the Common Shares and stating an initial deposit period for the bid of not more than 105 days and not less than 35 days (or 20 U.S. Business Days, whichever is the later), expressed as a number of days from the date of the bid.”

“You may withdraw Common Shares you deposit under the Offer:

(a) at any time before the deposited Common Shares have been taken up by the Offeror under the Offer;

(b) if the deposited Common Shares have not been paid for by the Offeror within three business days after the Common Shares have been taken up by the Offeror under the Offer; ~~or~~

(c) at any time before the expiration of 10 ~~days~~ U.S. Business Days (or a period otherwise consistent with applicable Law) from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in this prospectus/offer to exchange, or any notice of change or notice of variation, in either case, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the BIPC Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

United States Securities and Exchange Commission

April 1, 2021

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation in the terms of the Offer consisting solely of an increase in the consideration offered for the Common Shares under the Offer and an extension of the time for deposit to not later than 10 days after the date of the notice of variation or a variation in the terms of the Offer after the expiry of the initial deposit period consisting of either an increase in the consideration offered for the Common Shares or an extension of the time for deposit to not later than 10 days from the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice; or

(d) if the deposited Common Shares have not been taken up by the Offeror under the Offer or not otherwise paid for or returned by the Offeror at any time after April 23, 2021, the date that is sixty (60) days from the date of this prospectus/offer to exchange, pursuant to Section 14(d)(5) under the Exchange Act.”

“If there is a notice of variation, the period during which Common Shares may be deposited under the Offer must not expire before 10 ~~days~~ U.S. Business Days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 ~~days~~ U.S. Business Days after the date of the notice of variation, and the Offeror must not take up Common Shares deposited under the Offer before 10 ~~days~~ U.S. Business Days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to IPL, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.”

“If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before 10 ~~days~~ U.S. Business Days after the date of the notice of change, and the Offeror must not take up Common Shares deposited under the Offer before 10 ~~days~~ U.S. Business Days after the date of the notice of change. In addition, the Offeror will file a copy of such notice and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to IPL, the TSX and the Securities Regulatory Authorities, as applicable. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.”

3.	See our last comment above. Your revised prospectus disclosure should clarify the withdrawal rights in this Offer, including those provided pursuant to Exchange Act Section 14(d)(5).

Response: The Companies will revise the prospectus as described in our response to comment 2 above.

United States Securities and Exchange Commission

April 1, 2021

4.

To the extent that you intend an Offer extension to function as a subsequent offering period after a “take up” of tendered Common Shares, please confirm that it will comply with all of the provisions of Rule 14d-11(a) – (f) and revise the disclosure to clarify this.

Response: The Companies do not expect to provide a subsequent offering period under Rule 14d-11 under the Exchange Act.

5.

This Offer includes a cash/stock election feature with a cap on both forms of consideration, and proration to the extent shareholder elections cannot be satisfied. Tendering shareholders’ elections will be offset against one another, so that they may be satisfied, to the greatest extent possible. However, the Offer materials are unclear as to how offsets of cash or stock elections will work with multiple “take-ups” of tendered Common Shares. For example, if Common Shares are tendered during the “initial deposit period” versus during an extension period, it is unclear what the offset pools would be in order to satisfy the elections of tendering holders. Please revise or advise.

Response: The mechanics for allocation of the consideration on any “take-up date” for tendered Common Shares are described in detail on pages 20 to 21 of the prospectus. In summary, on any take-up date, the total amount of the Maximum Cash Consideration and Maximum Share Consideration available will be pro-rated based on the number of shares tendered and taken-up on that take-up date. See the definitions of “Maximum Take-Up Date Cash Consideration” and “Maximum Take-Up Date Share Consideration” set forth in the prospectus. On each take-up date, the Maximum Take-Up Date Cash Consideration and Maximum Take-Up Date Share Consideration (i.e. the pro-rated amounts of the Maximum Cash Consideration and Maximum Share Consideration, respectively) will be pro-rated among the shareholders whose Common Shares are taken-up on such take-up date, in accordance with the elections made by such tendering shareholders.

The mechanics described above are required under Canadian law to ensure equal treatment of shareholders in a take-over bid as required by the Canadian take-over bid rules set forth in National Instrument 62-104 – Take-over Bids and Issuer Bids (“NI 62-104”), which require that all holders of the same class of securities be offered identical consideration or an identical choice of consideration (sections 2.23(1) and 2.23(2) of NI 62-104). By prorating the Maximum Cash Consideration and Maximum Share Consideration available on each take-up date, the Offeror will ensure that the proportionate amount of Cash Consideration and Share Consideration is available to Shareholders whose Common Shares are taken-up on that date, thereby ensuring such Shareholders have an identical choice of consideration as is available to Shareholders whose Common Shares are taken-up on a different take-up date.

6.

Throughout the prospectus, you refer to the June 7, 2021 expiration date, but note that the Offer period could be shortened. See for example, the disclosure in the first full paragraph on page 4. Changing the expiration date of a tender offer is itself a material change that would require prior notice to subject security holders (including withdrawal rights); an offer period cannot be terminated immediately simply because all offer conditions have been satisfied. See however, the guidance in Section II.C.6 of Exchange Act Release 58597 (2008) permitting early termination subject to certain conditions. Please revise or advise.

United States Securities and Exchange Commission

April 1, 2021

Response: Under the Canadian take-over bid rules (section 2.28.2 of NI 62-104, the Offer period can only be shortened in certain limited circumstances as follows:

(i)

if at or after the time an offeror announces a take-over bid, the offeree issuer issues a deposit period news release in respect of the offeror’s take-over bid, the offeror must allow securities to be deposited under its take-over bid for an initial deposit period of at least the number of days from the date of the bid as stated in the deposit period news release, provided such initial deposit period must be at least 35 days from the date of the bid. A “deposit period news release” means a news release issued by an offeree issuer in respect of a proposed or commenced take-over bid for the securities of the offeree issuer and stating an initial deposit period for the bid of not more than 105 days and not less than 35 days, expressed as a number of days from the date of the bid; and

(ii)

if an issuer issues a news release announcing that it intends to effect an alternative transaction, whether pursuant to an agreement or otherwise, an offeror must allow securities to be deposited under its take-over bid for an initial deposit period of at least 35 days from the date of the bid.

Under the Canadian take-over bid rules (section 2.12 of NI 62-104), if the initial deposit period is shortened in accordance with the above, a Notice of Variation is required to be prepared, filed and sent to all shareholders, and, in addition, (a) the initial deposit period may not expire before 10 days after such Notice of Variation is sent, and (b) no securities may be taken-up under the bid before 10 days after such Notice of Variation is sent. As such, the Canadian take-over bid rules do not allow for an offer period to be terminated immediately simply because all offer conditions have been satisfied.

7.

Your disclosure states that even with a minimum tender condition above 50%, bidders’ ability to eliminate remaining target security holders remains uncertain below 90%. Given this reality, which is considerably different than normal for a U.S. target, revise the prospectus generally to describe your plans for the combined entity at levels below 90% ownership, including where you are unable to “squeeze out” remaining target security holders in a second-step acquisition.

Response: In this case, the Shareholders are invested in a target company that is incorporated under Business Corporations Act (Alberta) (the “ABCA”). Except for the Compulsory Acquisition procedure that is described in the prospectus, the ABCA does not provide any direct method for completing a going-private transaction (defined in the Circular as a “Subsequent Acquisition Transaction”), apart from an amalgamation “squeeze-out,” for which the ABCA would require approval by the holders of not less than two-thirds of the Common Shares voting, in person or by proxy, at a special meeting of Shareholders called for such purpose.

United States Securities and Exchange Commission

April 1, 2021

Also, as disclosed in the prospectus, Multilateral Instrument 61-101 – Take-Over Bids and Issuer Bids (“MI 61-101”) may impose additional requirements on any Subsequent Acquisition Transaction, including a requirement to obtain approval by a simple majority of the “minority” Shareholders (essentially meaning Shareholders other than the Offeror, its related parties and any joint actors) and a requirement to obtain a formal valuation of the Common Shares from an independent valuator that would be retained by and report to the IPL Board, in each case, unless exemptions are available or discretionary relief is obtained from the applicable Securities Regulatory Authorities. As disclosed in the Circular, the most relevant exemption from these MI 61-101 requirements is available in circumstances where, among other things, the Subsequent Acquisition Transaction is completed within 120 days of the Expiry Time and offers consideration per Common Share that is at least equal in value to, and is in the same form, as the consideration offered to Shareholders pursuant to the Offer.

This uncertainty about effecting a Subsequent Acquisition Transaction simply, in circumstances where the non-waivable Statutory Minimum Condition is satisfied but where the Offeror would not, upon taking up and paying for all of the Common Shares deposited under the Offer, beneficially own a sufficient number of Common Shares to pass the special resolution needed under the ABCA to effect a Subsequent Acquisition Transaction or to satisfy any “majority of the minority” requirement under MI 61-101 (if an exemption is unavailable), is why the Offeror has disclosed the uncertainty in the Circular and included a discretionary 66 2⁄3% Minimum Tender Condition in its Offer. To date, the Companies have not formed any plan for combining the Offeror and IPL at a level below 66 2⁄3% ownership and, similarly, the Offeror has not formed any intention to waive the Minimum Tender Condition.

The disclosure in the Circular and the inclusion of the Minimum Tender Condition in the Offer are customary for take-over bids involving target companies that are governed by Canadian federal or provincial legislation and, in the opinion of the Offeror and in view of the foregoing, appropriate.

Acceptance of the Offer, page ii

8.

We note the language here that the Offeror and its affiliates may make purchases of Common Shares outside the Offer during the Offer period. Please advise how they may do so, consistent with Rule 14e-5. We note that you have not checked the box on the facing page of the registration statement to indicate you are relying on the cross-border exemptions in connection with this Offer. If you believe you qualify for an exemption from Rule 14e-5’s prohibition on purchases outside of a tender offer, please identify the exemption claimed and describe the facts supporting your reliance on it. In addition, indicate in your response letter whether any such outside purchases have occurred to date.

United States Securities and Exchange Commission

April 1, 2021

Response: The Companies confirm that the Offer qualifies for the Tier II cross-border exemptions set forth in Rule 14d-1(d) under the Exchange Act based on a shareholder list provided by IPL and using the methodology set forth in the Instructions to Rule 14d-1(c) and (d). Based on its analysis, the Companies determined that approximately 15% of IPL’s Common Shares were held by U.S. persons.

The Companies confirm that none of the Offeror or its affiliates or any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly have, to date, made any purchases of Common Shares outside of the Offer. Any purchases of Common Shares outside of the Offer will be made in compliance with Rule 14e-5(b)(12) under the Exchange Act.

In addition, the Canadian take-over bid rules (section 2.2(3) of NI 62-104) require, among other things, that the Offeror disclose its intention to make any such purchases in its take-over bid circular and any purchases must be made in the normal course over a published market, disclosed in a press release after the close of market on each day on which purchases are effected and limited to 5% of the outstanding Common Shares in the aggregate. In addition, any Common Shares purchased in the market under section 2.2(3) of NI 62-104 cannot be counted towards satisfying the Statutory Minimum Condition (section 2.31 of NI 62-104).

Glossary, page 10

9.

Revise the definition of “initial deposit period,” which is very unclear as worded. In addition to revising for clarity, your amended definition should confirm that this period will extend for at least 20 U.S. business days, as defined in Rule 14d-1(g)(3).

Response: “Initial deposit period” is a term defined under the Canadian take-over bid rules (section 1.1 of NI 62-104), and the definition set forth in the prospectus largely tracks the definition in such rules. Accordingly, we do not propose to vary the definition, but we confirm that under Canadian take-over bid rules the initial deposit period is not permitted to be less than 35 days, which will not be less than 20 U.S. business days.

Conditions of the Offer, page 28

10.

When an offer condition is judged in the “sole discretion” or “sole judgment” of the bidders, the offer may be illusory and therefore in violation of Regulation 14E. We do not believe the language in the second to last paragraph of this section on page 32 ameliorates these concerns. Revise each Offer condition that includes such a standard.

Response: The Companies will revise the prospectus, in the section “Conditions of the Offer” and elsewhere, to clarify that any determination by the Offeror of whether or not a condition to the Offer has occurred will be in its reasonable (rather than sole) discretion or judgment, as applicable.

United States Securities and Exchange Commission

April 1, 2021

11.

Clarify what percentage of Common Shares must be tendered for the Minimum Tender Condition to be satisfied (due to the percentage held by Offeror Group that you include in the percentage that will make up the required 66 and 2/3%).

Response: As disclosed in the prospectus, the Offer Group holds 41,848,857 Common Shares. Based on 429,219,175 Common Shares issued and outstanding as of February 19, 2021 (as disclosed on the TSX website as of February 19, 2021), in order for the Offer Group to hold 66 2/3% of the Common Shares following the Offer, it will need to hold approximately 286,143,255 Common Shares. As such, in order for the Minimum Tender Condition to be satisfied, a total of approximately 244,294,398 Common Shares would need to be tendered and taken-up under the Offer, representing approximately 63% of the outstanding Common Shares not already held by the Offer Group.

12.	On page 31, clarify what you mean by a “limitation on prices for” securities on the TSX.

Response: This condition refers to any exercise of discretion by the TSX to limit the prices at which the Common Shares, BIPC Shares or other listed securities will be permitted to trade through the facilities of the exchange. Although we are not aware of any specific examples when the TSX has exercised that discretion and disrupted a securities exchange takeover bid, we note that the inclusion of this condition in the Offer is customary for take-over bids involving target companies that are governed by Canadian federal or provincial legislation and in respect of which the target company’s and/or offeror’s securities are listed on the TSX.

13.

On page 31, clarify what would constitute an “extraordinary” change in the “financial, banking or capital markets” for purposes of this condition. Quantify what would constitute such a change in the “major stock exchange indices” and specify the reference dates for measuring such a change.

Response: As stated in the lead-in language to item (i) on page 31, the reference date for any such change is “on or after the date of the Offer.” Although we are not in a position to prospectively describe or prescriptively quantify what would constitute an “extraordinary change,” as it would depend on the nature and magnitude of the change in question, we note that the language used in this condition of the Offer is customary for take-over bids involving target companies that are listed on a Canadian exchange and governed by Canadian federal or provincial legislation.

14.

Condition (i)(v) refers to any material change in “currency exchange rates or a suspension or limitation on the markets therefor.” As worded, the condition appears to be “triggered” by fluctuations in ANY world currency and the change is not quantified by percentage or otherwise tied to the target’s or Offeror’s operations. Please revise to avoid raising illusory offer concerns under Regulation 14E.

Response: In response to the Staff’s comment, the Companies will revise the referenced condition to state: “involving Canada or the United States, in each case which is reasonably likely to have a material adverse effect on IPL or on the Offeror’s ability to complete the Offer.”

United States Securities and Exchange Commission

April 1, 2021

15. Refer to the second sentence in the second to last paragraph in this section on page 32. Revise the language in the parenthetical which refers to action or inaction by the Offeror. All Offer conditions must be outside the control of bidders.

Response: The Companies confirm to the Staff their understanding that the conditions to the Offer should be objectively determinable and outside the control of the Companies and further that that the action or inaction of the Companies may not cause a failure of a condition to the Offer. The Companies will revise the prospectus, in the section “Conditions of the Offer” and elsewhere, to delete the language in the parenthetical which refers to action or inaction by the Offeror.

16.

Condition (i)(vi) refers to any international calamity involving the United States or Canada, and condition (i)(vii) refers to any material worsening of a pre-existing calamity. Revise to clarify how the COVID pandemic would be treated under these Offer conditions.

Response: The Offeror will revise the prospectus, in conditions (i)(vi) and (i)(vii) as follows:

“(vi) a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States (including the COVID pandemic, but only in respect of a material acceleration or worsening thereof); or

(vii) in the case of any of the foregoing existing at the time of the commencement of the Offer (including the COVID pandemic), a material acceleration or worsening thereof.”

17.

Clarify what is meant by the following sentence on page 32: “Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise.”

Response: The Offeror will revise and simplify the sentence to read as follows: “Each of the foregoing conditions is independent of, and in addition to, each of the other foregoing conditions.”

18.

The language in the second to last paragraph in this section regarding the Offeror’s ability to assert any of the Offer conditions “at any time” and “from time to time” should be revised to clarify that if an event “triggers” a listed Offer condition, the Offeror must promptly waive the condition and proceed with the Offer, or assert it to terminate. It may not wait until the end of the Offer period to do so, unless permitted by the specific language of the Offer condition itself.

Response: We respectfully disagree with your comment and assert that, if we understand your policy concern correctly, it is addressed adequately by the requirements of Canadian take-over bid rules applicable to the Offer, which differ in several respects from the corresponding requirements of the Exchange Act.

United States Securities and Exchange Commission

April 1, 2021

While some of the Conditions of the Offer are triggered by the occurrence of an event (eg. the Statutory Minimum Condition, the Minimum Tender Condition in Section 4(a) and the Regulatory Approvals in Section 4(b) of the Offer), all or substantially all of the other conditions of the Offer pertain to the non-occurrence of events up until the time that the Offeror becomes obligated to take up the Common Shares deposited under the Offer.

The Offeror will be obligated under section 2.32.1 of NI 62-104 to immediately take up all Common Shares deposited under the Offer and not withdrawn by the holder(s) if, at the expiry of the initial deposit period, all of the following apply:

(a)	the minimum deposit period (meaning 105 days from the date of the Offer, unless the IPL Board determines to shorten it to not less than 35 days pursuant to section 2.28.2 of NI 62-104) has elapsed;

(b)	the non-waivable Statutory Minimum Condition has been satisfied; and

(c)	all other terms conditions of the Offer have been complied with or waived.

In such event, the Offeror will become obligated to pay for all the Common Shares taken up under the Offer as soon as possible and in any event not later than 3 business days after such deposited Common Shares are taken up (section 2.32.1(2) of NI 62-104). Until the Offeror takes up the Common Shares deposited under the Offer, or if the Offeror fails to pay for any Common Shares within 3 business days of becoming obligated to do so, the holder(s) may withdraw their Common Shares from the Offer (sections 2.30(1)(a) and 2.30(1)(c) of NI 62-104).

Upon becoming obligated to take up the Common Shares deposited under the Offer, the Offeror will become obligated to extend the Offer for at least 10 days and issue a press release announcing that the Statutory Minimum Condition has been satisfied, disclosing the number of Common Shares deposited and not withdrawn (and therefore taken up by the Offeror) under the Offer and announcing the mandatory 10-day extension period. The Offeror will be obligated to take up and pay for all Common Shares deposited under the mandatory 10-day extension period, and under any Optional Extension Period after the mandatory 10-day extension period, within 10 days after their deposit under the Offer.

As noted in the second paragraph under Section 4 – Conditions of the Offer, the Offeror will not have the right to withdraw the Offer and not take up and pay for any Common Shares deposited the mandatory 10-day extension period, or under any Optional Extension Period.

Extension, Variation or Change in the Offer, page 32

19.

See our comment above regarding your ability to “abridge” the length of the Offer. Please clarify what you mean, and how you would do so. We are aware that in some jurisdictions, a bidder may terminate withdrawal rights and begin purchasing tendered shares immediately upon satisfaction or waiver of all offer conditions. We believe that may be inconsistent with your obligations under U.S. law for an early commencement offer such as this one, where you are not relying on cross-border exemptions. Please revise or advise.

United States Securities and Exchange Commission

April 1, 2021

Response: Please see our response to comment 6 above. As disclosed in the prospectus at page 35, Canadian take-over bid rules permit a shareholder to withdraw securities deposited under a bid at any time before the securities are taken-up under the bid. If all of the conditions to the Offer are satisfied at the expiry of the initial deposit period (i.e. 105 days following the date of the Offer, or June 7, 2021), the Offeror may take-up Common Shares deposited under the Offer at that time. However, if the initial deposit period is abridged in accordance with Canadian take-over bid rules in any of the limited circumstances described in our response to comment 6 above, the Offeror is not permitted to take-up securities before 10 days after the Notice of Variation specifying the amended expiry date is sent to shareholders. As such, even if all conditions to the Offer are satisfied prior to June 7, 2021, the Offeror is not permitted to immediately terminate withdrawal rights and begin purchasing tendered shares under the Offer.

Take-Up of and Payment for Deposited Common Shares, page 34

20.

See our comments above. Clarify how tendered Shares would be paid for during the mandatory extension period (and the Optional Extension Period if there is one), and whether this period would function as a subsequent offering period.

Response: Common Shares tendered during the mandatory extension period or any Optional Extension Period would be taken up on a rolling basis and, as disclosed in the prospectus, no later than 10 days following deposit of the Common Shares. Common Shares taken-up under the Offer, including in the mandatory extension period or any Optional Extension Period, are required under Canadian take-over bid rules, to be paid for no later than three business days after they are taken-up, as disclosed in the prospectus. Please see our response to comment 5 above in respect of pro-rating of consideration on separate take-up dates.

Withdrawal of Deposited Common Shares, page 35

21.	See our comment above. Revise to note that you will additionally provide the withdrawal rights required by Section 14(d)(5) of the Exchange Act.

Response: The Companies will revise the prospectus as described in our response to comment 2 above.

22.	See our last comment above. Discuss whether tendering holders will have withdrawal rights pending receipt of any required regulatory approvals needed to complete this Offer.

Response: As noted in our response to comment 19, Shareholders have the right to withdraw Common Shares deposited under the Offer at any time until the Common Shares are taken-up by the Offeror and no Common Shares can be taken-up by the Offeror until all the conditions to the Offer (including required Regulatory Approvals) are satisfied or waived (apart from the Statutory Minimum Condition, which cannot be waived under NI 62-102). As such, tendering Shareholders will have withdrawal rights pending receipt of any required Regulatory Approvals or the Offeror’s satisfaction of the Statutory Minimum Condition and the satisfaction or waiver of all other conditions of the Offer (including the Regulatory Approvals).

United States Securities and Exchange Commission

April 1, 2021

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ David Johansen

David Johansen

cc:	Brian Baker, Brookfield Asset Management

James Rickert, Brookfield Asset Management

Robert J. Richardson, McCarthy Tétrault LLP